[MetaSolv, Inc. Letterhead]

February 21, 2006

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Filing Desk

Re:	MetaSolv, Inc. – Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-129588)

Ladies and Gentlemen:

MetaSolv, Inc. (the “Company”) submits to you Amendment No. 1 to the Company’s Registration Statement on Form S-3 registering 11,500,000 shares of common stock of the Company. Pursuant to Rule 461(a) under the Securities Act of 1933 (the “Securities Act”), the Company intends to request acceleration of the effective date of the Registration Statement orally. The Company is aware of its obligations under the Securities Act. In addition, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 21, 2006 Page 2

The Company respectfully requests that the Staff direct any questions or comments to the undersigned at (972) 403-8501.

Very truly yours,

/s/ GLENN A. ETHERINGTON

Glenn A. Etherington

Chief Financial Officer

cc:	Jonathan K. Hustis, MetaSolv, Inc.